UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CHURCH LOANS & INVESTMENTS TRUST

(Name of Issuer)

Shares of Beneficial Trust

(Title of Class of Securities)

171366107

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171366107	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Kim E. McMorries

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 458,390

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 458,390

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,390

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.49%

12.	TYPE OF REPORTING PERSON IN

Item 1(a).    Name of Issuer

Church Loans & Investments Trust

Item 1(b).    Address of Issuer’s Principal Executive Offices

5305 I-40 West, Amarillo, Texas 79106

Item 2(a).    Name of Person Filing

Kim E. McMorries

Item 2(b).    Address of Principal Business Office or, if none, Residence

4710 N.E. Stallings, Nacogdoches, Texas 75965

Item 2(c).    Citizenship

United States Citizen

Item 2(d).    Title of Class of Securities

Shares of Beneficial Trust

tem 2(e).    CUSIP Number

171366107

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

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(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Item 4(a).    Amount beneficially owned

458,390 shares

Item 4(b).    Percent of Class

5.49%

Item 4(c).    Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	458,390
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	458,390
(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.    Ownership of Five Percent or Less of a Class

N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.    Identification and Classification of Members of the Group

N/A

Item 9.    Notice of Dissolution of Group

N/A

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Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: JANUARY 8, 2004

	By:	/s/ KIM E. McMORRIES
Kim E. McMorries

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